Filed by Capital Bancorp Inc
(SEC File No. 001-38671)
pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934, as amended

Subject Company: Capital Bancorp Inc
(SEC File No. 001-38671)

A Letter to Shareholders of Integrated Financial Holdings on the Merger with Capital Bancorp, Inc.

from Marc McConnell, Chairman, President, and CEO

"With a larger balance sheet and our combined lending and deposit-gathering capabilities, we believe that we can secure and grow our position as a leader in nationwide government-guaranteed lending."

We recently shared the exciting news that Integrated Financial Holdings, Inc. ("IFH" or "Integrated Financial Holdings") has entered into a merger agreement to be acquired by Capital Bancorp, Inc. (NASDAQ: CBNK) ("Capital Bancorp" or "CBNK"), which is the parent company of Capital Bank, N.A. This merger is one we believe will bring incredible opportunity to our people, our operations, and our investors due to the strengths of both organizations and the structure of the agreement. In addition to the reported deal value, **Integrated Financial Holdings, Inc. will distribute an estimated $18.1 million stake in Dogwood State Bank to shareholders prior to closing of the merger,** based on the closing price of Dogwood State Bank on the March 28, 2024 announcement date. The distribution of this asset to our existing shareholders pre-closing, when combined with the estimated $66.5 million of aggregate merger consideration as valued at announcement, equates to an **estimated $84.6 million** of consideration flowing to our shareholders, based on market prices at announcement of the transaction**.**

Following the termination last year of our proposed merger with MVB Financial Corp., Capital Bancorp expressed its interest in acquiring our company with a particular draw to our niche GGL lending segments and Windsor Advantage's unique servicing capabilities. We proceeded to explore the potential synergies between Capital Bancorp and Integrated Financial Holdings at length. At every step of the process, we determined that Capital Bancorp is a natural fit for scaling our strongest segments of the business while delivering significant value to our shareholders.

The transaction, which is subject to shareholder and regulatory approval, is expected to close in the second half of this year. The reported $66.5 million deal value incorporates a fixed exchange rate stock component of 1.115 shares of CBNK common stock for each IFH share and cash of $5.26, subject to certain potential adjustments, for each IFH share. Additionally, as mentioned, the Dogwood State Bank stock will be distributed to our existing shareholders prior to closing, valued at $18.1 million at announcement. We believe that this transaction with Capital Bancorp maximizes shareholder benefits while strategically positioning operations to scale our most competitive advantages in the industry. We found the strategic partnership, as well as the transaction structure, with Capital very compelling, as IFH shareholders are able to retain an ownership interest in the combined organization as well as receive an ownership interest in Dogwood State Bank. If you believe, as we do, that well-run financial institutions present a strong-value proposition in the current economic environment, then there is a lot to like about this strategic partnership.

Capital Bancorp's acquisition is our gain, too. Together we will strengthen our existing government-guaranteed lending operations across the programs offered through the U.S. Department of Agriculture and Small Business Administration, including Windsor Advantage's position as a leading lender service provider. **We expect this partnership with Capital to be mutually beneficial for both banks.** With a larger balance sheet and our combined lending and deposit-gathering capabilities, we believe that we can secure and grow our position as a leader in nationwide government-guaranteed lending.

Ed Barry, CEO of Capital Bank, shares our mentality. "This acquisition represents a continuation of our strategy to build a highly diversified business that generates best-in-class returns for our shareholders and allows us to better serve our customers. IFH's expertise originating and servicing USDA and SBA loans fits well with our strategic objectives and will allow us to serve a market with substantial need and growth potential."

The significance of this deal is not lost on our team, after what can only be characterized as a tumultuous 2023 following the highly publicized failures of a few larger, regional banks in the first half of 2023. The mutual decision to terminate the merger with MVB gave IFH an opportunity to right size the bank's operations and strategically chart our path forward, resulting in a standout fiscal year despite overarching concerns regarding bank performance across the banking industry. I am proud of the proactive strategic leadership that empowered the company to achieve such impressive results during 2023, and I am excited to share that **most of the leaders who enabled that performance will be moving forward with us as we embrace the next chapter.**

A. Riddick Skinner, EVP of Government Lending at IFH, will join Capital Bank as Head of Government Guaranteed Lending Program. Melissa Marsal, EVP and Chief Operating Officer of IFH, will join Capital Bank in a leadership role. Mike Breckheimer, EVP and Chief Strategy Officer at IFH, will join Capital Bank as Head of Windsor Advantage. As current Chairman and President of IFH, I look forward to joining the board of directors of Capital Bancorp, Inc. and Capital Bank.

We believe the future is bright for our organizations, and I stand confident in our ability to continue driving value for our shareholders, clients, team members, and our bank as we join the outstanding Capital Bank, N.A. team.

- *Marc McConnell, Chairman, President, and CEO | Integrated Financial Holdings, Inc.*

About Integrated Financial Holdings, Inc.

Integrated Financial Holdings, Inc. is a financial holding company based in Raleigh, North Carolina. The Company is the holding company for West Town Bank & Trust, an Illinois state-chartered bank. West Town Bank & Trust provides banking services through its full-service office located in the greater Chicago area. The Company is also the parent company of Windsor Advantage, LLC, a loan service provider that offers community banks and credit unions with a comprehensive outsourced U.S. Small Business Association ("SBA") 7(a) and U.S. Department of Agriculture ("USDA") lending platform. The Company is registered with and supervised by the Federal Reserve. West Town Bank & Trust's primary regulators are the Illinois Department of Financial and Professional Regulation and the FDIC.

For more information, visit https://ifhinc.com/.

About Capital Bancorp, Inc.

Capital Bancorp, Inc., Rockville, Maryland is a registered bank holding company incorporated under the laws of Maryland. Capital's wholly-owned subsidiary, Capital Bank, N.A., is the fourth largest bank headquartered in Maryland at December 31, 2023. Capital Bancorp has been providing financial services since 1999 and now operates bank branches in four locations in the greater Washington, D.C. and Baltimore, Maryland markets. Capital Bancorp had assets of approximately $2.2 billion at December 31, 2023 and its common stock is traded in the NASDAQ Global Market under the symbol "CBNK." More information can be found at Capital's website www.CapitalBankMD.com under its investor relations page.

Forward-Looking Statements

This document includes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, with respect to Capital's and IFH's beliefs, goals, intentions, and expectations regarding the proposed transaction and anticipated financial results; our estimates of future costs and benefits of the actions we may take; our ability to achieve our financial and other strategic goals; the expected timing of completion of the proposed transaction; the expected costs of the transaction; the expected cost savings, synergies and other anticipated benefits from the proposed transaction; and other statements that are not historical facts.

Forward-looking statements are typically identified by such words as "believe," "expect," "anticipate," "intend," "outlook," "estimate," "forecast," "project," "should," "will," and other similar words and expressions, and are subject to numerous assumptions, risks, and uncertainties, which change over time. These forward-looking statements include, without limitation, those relating to the terms, timing and closing of the proposed transaction.

Additionally, forward-looking statements speak only as of the date they are made; Capital and IFH do not assume any duty, and do not undertake, to update such forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events, or otherwise, except as required by law. Furthermore, because forward-looking statements are subject to assumptions and uncertainties, actual results or future events could differ, possibly materially, from those indicated in such forward-looking statements as a result of a variety of factors, many of which are beyond the control of Capital and IFH. Such statements are based upon the current beliefs and expectations of the management of Capital and IFH and are subject to significant risks and uncertainties outside of the control of the parties. Caution should be exercised against placing undue reliance on forward-looking statements. The factors that could cause actual results to differ materially include, but are not limited to, the following: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the definitive merger agreement between Capital and IFH; the outcome of any legal proceedings that may be instituted against Capital or IFH; the possibility that the proposed transaction will not close when expected or at all because required regulatory, shareholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all, or are obtained subject to conditions that are not anticipated (and the risk that required regulatory approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction); the ability of Capital and IFH to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction; the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of the common stock of Capital; the possibility that the anticipated benefits of the proposed transaction will not be realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where Capital and IFH do business; certain restrictions during the pendency of the proposed transaction that may impact the parties' ability to pursue certain business opportunities or strategic transactions; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management's attention from ongoing business operations and opportunities; the possibility that the parties may be unable to achieve expected synergies and operating efficiencies in the merger within the expected timeframes or at all and to successfully integrate IFH's operations and those of Capital; such integration may be more difficult, time consuming or costly than expected; revenues following the proposed transaction may be lower than expected; IFH's and Capital's success in executing their respective business plans and strategies and managing the risks involved in the foregoing; the dilution caused by Capital's issuance of additional shares of its capital stock in connection with the proposed transaction; effects of the announcement, pendency or completion of the proposed transaction on the ability of IFH and Capital to retain customers and retain and hire key personnel and maintain relationships with their suppliers, and on their operating results and businesses generally; risks related to the potential impact of general economic, political and market factors on the companies or the proposed transaction and other factors that may affect future results of IFH and Capital; the effects of inflation on IFH, Capital and the proposed transaction; the impact of changing interest rates on IFH and Capital; and the other factors discussed in the "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" sections of Capital's Annual Report on Form 10-K for the year ended December 31, 2023 and in other reports Capital files with the U.S. Securities and Exchange Commission (the "SEC").

Additional Information and Where to Find It

In connection with the proposed transaction, Capital will file a registration statement on Form S-4 with the SEC. The registration statement will include a joint proxy statement of Capital and IFH, which will also constitute a prospectus of Capital, that will be sent to Capital's and IFH's shareholders seeking certain approvals related to the proposed transaction.

The information contained herein does not constitute an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. INVESTORS AND SECURITY HOLDERS OF CAPITAL AND IFH AND THEIR RESPECTIVE AFFILIATES ARE URGED TO READ, WHEN AVAILABLE, THE REGISTRATION STATEMENT ON FORM S-4, THE JOINT PROXY STATEMENT/PROSPECTUS TO BE INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT IFH, CAPITAL AND THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain a free copy of the registration statement, including the joint proxy statement/prospectus, as well as other relevant documents filed by Capital with the SEC containing information about IFH and Capital, without charge, at the SEC's website (http://www.sec.gov). In addition, copies of documents filed with the SEC by Capital will be made available free of charge in the "Investor Relations" section of Capital's website, https://www.capitalbankmd.com, under the heading "SEC Filings;" and investors may obtain free copies of the joint proxy statement/prospectus (when available) by contacting Integrated Financial Holdings, Inc., Attn: Steven E. Crouse, 8450 Falls of Neuse Road, Suite 202, Raleigh, NC 27615, telephone: (919) 861-8018.

Participants in Solicitation

IFH, Capital, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction under the rules of the SEC. Information regarding Capital's directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on April 2, 2024, and certain other documents filed by Capital with the SEC. Other information regarding the participants in the solicitation of proxies in respect of the proposed transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC. Free copies of these documents, when available, may be obtained as described in the preceding paragraph.